Confidential Treatment Requested by Superior Energy Services, Inc.

September 28, 2016

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn.:	Mr. Karl Hiller Branch Chief

Re:	Superior Energy Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 25, 2016 File No. 1-34037

Dear Mr. Hiller:

By letter dated September 16, 2016, the Commission’s staff (the “Staff”) provided to Superior Energy Services, Inc. (the “Company”) its comments with respect to its review of our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2015 (the “Form 10-K”) filed with the Commission on February 25, 2016. Our responses to the Staff’s letter are contained herein. In responding to each comment, we have reproduced below the full text of the Staff’s comment in italics, which is followed by our response.

The Company is separately requesting confidential treatment pursuant to 17 C.F.R. §200.83 for the supplemental information provided as Exhibit A in response to comment #2. A complete copy of this letter has been separately provided to the Staff and not electronically as correspondence under the Commission’s EDGAR system.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements

Comment 1. We note you began separately reporting revenues associated with services and rentals and some costs of these two sources in the periodic report covering your second fiscal quarter of 2014. We also note you continue to report such costs with parenthetical notation “exclusive of items shown below.” However, there is no indication in the three lines which follow (i.e. DD&A, G&A, and Reduction in value of assets), before your preliminary measure “Income (loss) from operations,” of the amounts specifically associated with each cost of revenue category.

The presentation appears in contrast to that of your quarterly results on page 55, which indicates that of these three line items, only DD&A is attributable to cost of revenues in computing your measure of gross profit.

Please revise as necessary to clarify the nature of the three line items and the extent to which these are fully attributable to cost of revenues. As the guidance in Rule 5-03.2 of Regulation S-X requires that you

Confidential Treatment Requested by Superior Energy Services, Inc.

Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller

September 28, 2016

separately identify the costs associated with each source of revenues that you are required to report, it appears you should also specify the extent to which the excluded amounts are attributable to either cost of services or cost of rentals. If you have excluded amounts other than DD&A, explain to us your basis and rationale.

Response: In future filings, we will revise the parenthetical notation to read “exclusive of depreciation, depletion, amortization and accretion” which we believe will be in compliance with SAB Topic 11B and better describe our actual practice. We also believe we are in compliance with Rules 5-03.1 and 2 of Regulation S-X. We present our two revenue categories and corresponding costs, which exceed 10%: rental and service revenue. In addition, in accordance with Rules 5-03.3 and 4, we separately state any reduction in value of assets and general and administrative expense.

Comment 2. We note that you refer to “product and service lines” or “major product and service lines” in discussing each of your reportable operating segments in MD&A, but have not indicated the extent to which changes in revenues or costs are specifically attributable to changes in prices or quantities of products sold, nor provided differentiation in addressing the change in activity between product sales and service revenues.

Please clarify the relative significance of this activity in your disclosures and submit for our review a schedule of revenues and cost of revenues—including any amounts attributable to cost of revenues that have been reported on other line items—for each of the last three fiscal years and subsequent interim periods, and for each reportable segment disaggregated according to the three categories of products, services, and rentals.

Response: We primarily offer a wide variety of specialized oilfield services and equipment rentals. We also generate a small amount of revenue from product sales. Like many of our competitors, we refer to our various business lines, including our equipment rental businesses, as product and service lines.

We have considered that Item 303(a)(3) of Regulation S-K requires disclosure of information necessary to understand changes in our results of operations, including disclosure of the causes of material changes in line items to the extent necessary to an understanding of our business as a whole. The MD&A section of our Form 10-K discusses the many factors that impact our business, which include oil and natural gas prices, the status of the global economy and the resulting increase or decrease in demand for our products and services, along with factors to the geographic areas in which we provide products and services to our customers. We also provide quantitative analysis of rig count and oil and gas prices which provides a proxy for volume demand for our products and services. These factors reflect that the primary driver of changes to our reported amounts is the level of spending by our customers. We respectfully submit that these disclosures, together with the additional narrative and tabular detail we provide regarding our results by both reportable segment and geographic area, provide meaningful disclosure for users of our financial statements that enable them to understand the significant drivers of our business and changes in our results of operations.

Changes in our reported results are generally described as driven by a higher or lower volume of activity in particular product or services lines or geographic areas in which we operate due to the change in demand described above. Specifically, increases and decreases in results can vary due to, among other things, changes in the amount or mix of products provided, which in turn, can vary based on well type, location, drilling results and drilling parameters.

Confidential Treatment Requested by Superior Energy Services, Inc.

Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller

September 28, 2016

Additionally, the recent deterioration of commodity prices and corresponding significant downturn in the oil and gas industry created widespread pricing pressure and activity reductions for our products and services on a global basis, and resulted in significant declines in revenue and operating income during 2015. In many cases, the combination of pricing and activity reductions were both significantly prevalent in illustrating the decline in our operating results. We do not believe that further quantification of additional factors identified is necessary to an understanding of our results as a whole. In addition, we believe that the use of the term “primarily” appropriately serves to convey the causes of changes from period to period, in accordance with Item 303(a)(3) of Regulation S-K. The absence of a quantification of individual named items covered by the term “primarily” conveys the concept that no individual item need be quantified to assist the reader in understanding a variance between the two periods. Stated differently, we would not rely solely on the term “primarily” if quantification were required to convey material information.

Despite this approach, we acknowledge the Staff’s comment and confirm that in future filings, in our next Form 10-Q, we will expand the discussion of increases or decreases in revenue and operating income attributable to changes in prices, volume or any new products and services, if material, where we are able to distinguish between these causal factors.

As requested we have attached as Exhibit A, a schedule of revenues and cost of revenues – including any amounts attributable to cost of revenues that have been reported on other line items – for each of the last three fiscal years and subsequent interim periods, and for each reportable segment disaggregated according to the three categories of products, services and rentals.

* * * * * * * * *

The Company represents to the Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Please do not hesitate to call me at (713) 654-2200 if you have further comments or if you require any additional information.

Sincerely,

/s/ Robert S. Taylor
Robert S. Taylor Executive Vice President, Treasurer and Chief Financial Officer

cc: David D. Dunlap

Confidential Treatment Requested by Superior Energy Services, Inc.

Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller

September 28, 2016

EXHIBIT A

[THIS SUPPLEMENTAL INFORMATION HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS, 17 C.F.R. §200.83; request Number 1.]

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